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17005523

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SEC Mail Processing Section

FEB 2 2017

Washington DC 406

SEC FILE NUMBER
8-27287

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harger and Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8048 One Calais Avenue Suite D
(No. and Street)

Baton Rouge	LA	70809
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Michael Dowden (225) 767-7228
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co, PC
(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

B.S.

OATH OR AFFIRMATION

I, C. Michael Dowden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harger and Company, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

CCO
Title

[signature] Philip B. Adams
Notary Public

Philip B. Adams
Notary Public
8048 One Calais Avenue, Suite A
Baton Rouge, LA 70809
LSBA #36344
Commission expires at death

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARGER AND COMPANY, INC.

TABLE OF CONTENTS

DECEMBER 31, 2016

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Harger and Company, Inc.
Baton Rouge, Louisiana

We have audited the accompanying statement of financial condition of Harger and Company, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Harger and Company, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Harger and Company, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Harger and Company, Inc.'s financial statements. The supplemental information is the responsibility of Harger and Company, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co.

McBee & Co, PC
February 20, 2017

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

HARGER AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2016

ASSETS		
Cash and Cash Equivalents	$	49,399
Certificate of Deposit		24,658
Cash Deposit with Clearing Broker		35,000
Commissions Receivable		72,558
Employee Advances		60,441
Marketable Securities Owned, at Fair Value (Note 3)		40,511
Property, net of Accumulated Depreciation (Note 5)		20,617
TOTAL ASSETS	$	303,184
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts Payable - Trade	$	46,380
Other Payables and Accrued Expenses		14,910
Federal Income Taxes Payable		61,399
Total Liabilities		122,689
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, $302.33 Stated Value, 10,000 Shares Authorized, 86 Shares Issued and 46 Shares Outstanding		26,000
Additional Paid-in-Capital		120,300
Retained Earnings		69,441
Less 40 Shares of Common Stock in Treasury, at Cost		(35,246)
Total Stockholder's Equity		180,495
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	303,184

See Notes to the Financial Statements.

HARGER AND COMPANY, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE		
Variable Annuity Commissions		$ 543,168
Investment Company Shares		264,661
Investment Advisory Fees		167,271
Security Commissions		8,075
Other		4,968
	TOTAL REVENUE	988,143
EXPENSES		
Brokerage and Clearance		20,724
Commissions, Salaries and Payroll		576,755
Communications and Data Processing		26,806
General and Administrative		384,555
	TOTAL EXPENSES	1,008,840
LOSS FROM OPERATIONS		(20,697)
Interest Expense		(4,919)
INCOME BEFORE OTHER GAIN AND PROVISION FOR TAX		
Unrealized Gain on Marketable Securities		2,685
LOSS BEFORE PROVISION FOR TAX		(22,931)
Provision for Income Taxes (Note 6)		6,900
NET LOSS		$ (29,831)

See Notes to the Financial Statements.

HARGER AND COMPANY, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Treasury Stock		Total
	Shares	Amount			Shares	Amount	
Balance, January 1, 2016	**46**	$ 26,000	$ 120,300	$ 99,270	**40**	$ (35,246)	$ 210,324
Net Loss				(29,829)			$ (29,829)
Balance, December 31, 2016	**46**	**$ 26,000**	**$ 120,300**	**$ 69,441**	**40**	**$ (35,246)**	**$ 180,495**

See Notes to the Financial Statements.

HARGER AND COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, beginning of year	$
Increases	
Deductions	
Balance, end of year	$

See Notes to the Financial Statements.

HARGER AND COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (29,831)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation	7,207
Unrealized gain on marketable securities	(2,685)
Changes in operating assets and liabilities:	
Increase in commissions receivable	(11,253)
Increase in employee advances	(7,244)
Decrease in accounts payable - trade and accrued expenses	24,834
Increase in Federal income tax payable	6,900
Net Cash Used in Operating Activities	(12,072)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property	(3,427)
Purchase Marketable Securities	(17,260)
Sales of Marketable Securities	15,097
Net Cash Used in Investing Activities	(5,590)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(17,662)
Beginning of Year	91,719
End of Year	$ 74,057
SUPPLEMENTAL CASH FLOW DISCLOSURES	
Interest Payments	$ 4,919

See Notes to the Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Harger and Company, Inc. (the Company) was organized in January 1981 as a Louisiana corporation. The Company is a wholly-owned subsidiary of R.L. Harger and Associates, Inc. (Parent), a Louisiana corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is registered as an investment advisor with the state of Louisiana. The Company's customers are primarily individuals located throughout the state of Louisiana.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all general securities transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the general securities customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment advisory, and private placement of securities throughout the United States.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are paid to employees on a settlement date basis.

Cash Equivalents

Certificates of deposits and money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. The increase or decrease in fair value is credited or charged to operations.

Treasury Stock

Treasury stock is accounted for using the cost method.

Variable Annuity Commissions

Variable annuity commissions are recorded upon execution of a contract by a customer and upon subsequent renewals.

Revenue from the Sale of Investment Company Shares

Revenue from the sale of investment company shares is recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

Investment Advisory Fees

Investment advisory fees are recorded based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Fair Value of Financial Instruments

Cash, accounts receivable and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2016.

Deposit with Clearing Broker

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The Company maintains a $35,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

Property and Equipment

Property is recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight line method based on estimated useful lives of five to ten years.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Tax

The Company is included in the federal income tax return of the Parent.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2016, the Company

believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company is subject to state income tax. The Company files a combined state income tax return with the Parent. Any provision for state income tax represents the applicable share allocated to the Company.

As of December 31 2016, the years ending December 31, 2013, 2014, 2015 and 2016 remain subject to examination by major tax jurisdictions.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

3. FAIR VALUE MEASUREMENTS OF MARKETABLE SECURITIES

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. Management implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

> *Common stocks*: Securities which are traded on securities exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.
>
> *Mutual funds*: Valued at the daily closing price as reported by the fund.

The following table sets forth by level, within the fair value hierarchy, the fair value measurements of the Company's investments as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Mutual Funds	$ **20,375**	-	-	$ **20,375**
Common Stocks	**20,136**	-	-	**20,136**
Total Assets at Estimated Fair Value	$ **40,511**	-	-	$ **40,511**

There were no transfers between level 1 and level 2 during the year.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $61,323 which was $53,140 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.00 to 1 for December 31, 2016.

5. PROPERTY

As of December 31, 2016, property is comprised of the following:

Furniture and Fixtures	$ **154,593**
Computers and Equipment	**54,913**
Boat	**38,853**
Total	**248,359**
Less: Accumulated Depreciation	**(227,742)**
Net Property	$ **20,617**

Depreciation expense for the year was $7,207 and is reflected in the accompanying statement of operations in occupancy and equipment costs.

6. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return.

The income tax expense differs from the amount that would result from applying federal statutory rates to income before income taxes primarily due to effect of a difference in the non-deductible portion of a depreciable asset for income tax purposes of approximately $27,000 for the year ended December 31, 2016. The depreciation used for tax purposes creates a deferred tax asset which is not recognized in the accompanying statement of financial condition as this amount is not material.

The following reconciles the total income tax expense, based on the Federal statutory income tax rates, with the Company's recognized income tax expense at December 31, 2016:

Financial Loss	**$ (22,931)**
Temporary Differences:	
Depreciation	**4,291**
Permanent Differences:	
Travel and Entertainment	**19,014**
Non-deductible Dues	**20,508**
Non-deductible Officer Life Insurance Premiums	**20,000**
Unrealized Gain on Marketable Securities	**(2,685)**
Taxable Income	**$ 38,197**

7. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that is not exposed to any significant risk related to cash. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the company's annual revenue or outstanding accounts receivable balance at the end of the year. At December 31, 2016, the Company had no major customers.

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space at two locations in Louisiana on a month-month basis. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with a provision for escalations.

The Company leases office space from certain officers from the Company. The Company leases 100% of the facility. The operating lease is renewable annually and the company pays $4,000 per month. Total rental expense under the lease approximated $48,000 in 2015.

Rent expense was $55,800 for the year ended December 21, 2016.

Litigation

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

9. RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control and the existence of that control may create a financial position and operating results significantly different than if the companies were autonomous.

Under a Management Agreement (the "Agreement") effective February 1, 2003, the Parent provides the Company with professional advice. Monthly fees for such services are the lesser of $6,000 or monthly net income before the management fee. The Agreement allows the Parent to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 4). The Agreement states that all monthly fees waived are not to be payable, and may not be added to future assessments. The total management fees incurred and paid under this agreement during 2016 totaled $18,000. The Agreement was not consummated on terms equivalent to arms-length transactions.

10. RETIREMENT PLAN

The Company adopted a SIMPLE IRA (Plan) effective in 2011. The Company and eligible employees may contribute to the Plan. Employer matching contributions totaled approximately $2,400 for the year ended December 31, 2016.

11. EXEMPTION FROM RULE 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the disclosure of Information Relating to Possession or Control Requirements is not required.

During the year ended December 31, 2016, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

12. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-08-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-08") *Principal versus Agent Considerations (Reporting Revenue Gross versus Net* as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-08 defines a situation when another party is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party. When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred to the customer. When an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified good or service to be provided by the other party.

An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-08 to have a material impact on the Company's results of operations or financial condition.

In April 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-10-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Identifying Performance Obligations and Licensing as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-10 updates the requirements of Identifying Performance Obligations and Licensing Implementation Guidance. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-10 to have a material impact on the Company's results of operations or financial condition.

In May 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-12-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") *Narrow-Scope Improvements and Practical Expedients* as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-12 provides additional improvements and practical expedients. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-10 to have a material impact on the Company's results of operations or financial condition.

In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-15-Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 amends the treatment of specific cash flows issues. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

In October 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-16- Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. ASU 2016-16 to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

In October 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-16 Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. ASU 2016-16 amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The updates are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-16 to have a material impact on the Company's results of operations or financial condition.

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 addresses the diversity that exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-18 to have a material impact on the Company's results of operations or financial condition.

In December 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-20—Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. ASU 2016-20 narrows certain aspects of the guidance issued in Update 2014-09. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-20 to have a material impact on the Company's results of operations or financial condition.

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-01-Business Combinations (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"). ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not expect the adoption of ASU 2017-01 to have a material impact on the Company's results of operations or financial condition.

13. SUBSEQUENT EVENTS

During February 2017, a claimant filed a claim for a civil damages petition in the 18th Judicial District Court, Parish of Pointe Coupee versus the Company's Insurance Agency, the Company's President, the Company's Parent and the Company, claiming that an alleged automobile accident occurred during the course and scope of employment of the President. No amount of monetary or other damages sought are stated in the preliminary filings. There is a policy of insurance issued under an automobile policy and umbrella policy. The limits of the policies are $300,000 and $1,000,000, respectively.

Management has instructed its counsel on this matter to pursue quick resolution to this matter through both out of court resolution and vigorous defense of the matter. Per counsel, the likelihood of an unfavorable outcome is unlikely as the assertion that the auto accident was in the course and scope of employment is not based in fact. The litigation is overly cautious in inclusion of the defendants.

HARGER AND COMPANY, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL

Total Stockholder's Equity Qualified for Net Capital	$	180,495
Add:		
Other deductions or allowable credits		
Total capital and allowable subordinated liabilities	$	180,495
Deductions and/or charges:		
Non-allowable assets		113,001
Other assets		
Net capital before haircuts on securities positions		67,494
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f)		
Debt securities		62
Other securities		6,109
Net Capital	$	61,323

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable	$	46,380
Commissions an other payables		14,910
Federal income taxes payable		61,399
Total Aggregate Indebtedness	$	122,689

HARGER AND COMPANY, INC.

SCHEDULE I, CONTINUED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$ 8,183
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Minimum Net Capital Requirement	$ 8,183
Net Capital in Excess of Minimum Required	$ 53,140
Net Capital in Excess of Minimum Required at 1000%	$ 49,054
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.00 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2016 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Harger and Company, Inc.

HARGER AND COMPANY, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customers transactions are cleared through another broker-dealer on a fully disclosed basis and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. During the year ended December 31, 2016, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Company's Clearing Firm: RBC Dain Rauscher

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Harger and Company, Inc.
Baton Rouge, Louisiana

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Harger and Company, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year, December 31, 2016, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC
February 20, 2017

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

HARGER
AND
COMPANY, INC.

Corporate Office:
8048 One Calais Ave.
Suite D
Baton Rouge, Louisiana 70809
(225) 767-7228
(800) 375-3134
Fax (225) 767-7192

Harger and Company, Inc.'s Exemption Report

Harger and Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promlugated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, for the year ended December 31, 2016, the Company states the following:

1. The Company may file an Exemption Report because the Company had no obligation under 17 C.F.R. §240.15c3-3.
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Harger and Company, Inc.
Name of Company

I, C. Michael Dowden, affirm that, to the best of my knowledge and belief, this Exemption Report is ~~trust and~~ correct.

By: [signature]

Title: VP Operations

Date: 1/4/17

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

To the Board of Directors of
Harger and Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Harger and Company, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Harger and Company, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Harger and Company, Inc.'s management is responsible for Harger and Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including the check copies and independent bank statement, noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 nothing no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including an internally developed calculation schedule, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co., PC
February 20, 2017

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027287 FINRA DEC
HARGER & CO INC
8048 ONE CALAIS AVE STE D
BATON ROUGE LA 70809-3483

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Katherine Parker 304.765.7986

WORKING COPY

2. A. General Assessment (item 2e from page 2) $432

B. Less payment made with SIPC-6 filed (**exclude interest**) (209)
07/28/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 223

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $223

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $223

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HARGER & CO INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of January, 2017.

VP Operations
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$990828
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	807069
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	7989
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $2921	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	2921
Total deductions	817979
2d. SIPC Net Operating Revenues	$172849
2e. General Assessment @ .0025	$432
	(to page 1, line 2.A.)